# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RISKIFIED LTD., CIK 0001851112
CUSIP: M8216R109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001907705

## Reporting persons
- Feldman Assaf: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 4,730,662; shared voting power 7,693,715; sole dispositive power 4,730,662; shared dispositive power 7,693,715; aggregate amount beneficially owned 12,424,377 (10.4% of the class)
  Comment: The ownership information presented represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 110,424,051 shares of Class A Ordinary Shares outstanding as of June 30, 2025. The percent of class held by each Reporting Person assumes the conversion of all derivative securities held of record by such Reporting Person into Class A Ordinary Shares within 60 days of June 30, 2025.
  
  Assaf Feldman is the beneficial owner of 12,424,377 Class A Ordinary Shares, which consist of (i) 1,941,874 Class A Ordinary Shares held of record by Mr. Feldman, (ii) 2,734,200 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Mr. Feldman that are convertible, at his election, on or prior to August 29, 2025, (iii) 54,588 Class A Ordinary Shares underlying restricted stock units that vest on or prior to August 29, 2025, (iv) 6,379,100 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Sundance NYC Holdings LLC that are convertible, at its election, on or prior to August 29, 2025, and (v) 1,314,615 Class A Ordinary Shares held of record by Ms. Maria Feldman. Mr. Feldman is a co-manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the shares held of record by Sundance NYC Holdings LLC. Ms. Maria Feldman is the spouse of Mr. Feldman, and as such, Mr. Feldman may be deemed to share beneficial ownership over the shares held of record by Ms. Feldman.
- Sundance NYC Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,379,100; sole dispositive power 0; shared dispositive power 6,379,100; aggregate amount beneficially owned 6,379,100 (5.5% of the class)
  Comment: The ownership information presented represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 110,424,051 shares of Class A Ordinary Shares outstanding as of June 30, 2025. The percent of class held by each Reporting Person assumes the conversion of all derivative securities held of record by such Reporting Person into Class A Ordinary Shares within 60 days of June 30, 2025.
- Maria Feldman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,314,615; shared voting power 11,055,174; sole dispositive power 1,314,615; shared dispositive power 11,055,174; aggregate amount beneficially owned 12,369,789 (10.3% of the class)
  Comment: The ownership information presented represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 110,424,051 shares of Class A Ordinary Shares outstanding as of June 30, 2025. The percent of class held by each Reporting Person assumes the conversion of all derivative securities held of record by such Reporting Person into Class A Ordinary Shares within 60 days of June 30, 2025.
  
  Maria Feldman is the beneficial owner of 12,369,789 Class A Ordinary Shares, which consists of (i) 1,314,615 Class A Ordinary Shares held of record by Ms. Feldman, (ii) 1,941,874 Class A Ordinary Shares held of record by Mr. Assaf Feldman, (iii) 2,734,200 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Mr. Assaf Feldman that are convertible, at his election, on or prior to August 29, 2025, and (iv) 6,379,100 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Sundance NYC Holdings LLC that are convertible, at its election, on or prior to August 29, 2025. Ms. Feldman is a co-manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the shares held of record by Sundance NYC Holdings LLC. Mr. Assaf Feldman is the spouse of Ms. Feldman, and as such, Ms. Feldman may be deemed to share beneficial ownership over the shares held of record by Mr. Feldman. Ms. Feldman expressly disclaims beneficial ownership of 54,588 Class A Ordinary Shares underlying restricted stock units granted to Mr. Feldman that that will vest on or prior to August 29, 2025, on the basis that Ms. Feldman does not have voting or dispositive power over such securities.

## Item 1. Issuer
Name of issuer: RISKIFIED LTD.
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, NEW YORK, NEW YORK, 10001

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a Reporting Person and collectively as the Reporting Persons. This statement is filed on behalf of:

Assaf Feldman
Sundance NYC Holdings LLC
Maria Feldman
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, NY 10001.
Citizenship:
Assaf Feldman is a citizen of Israel.
Sundance NYC Holdings LLC is organized under the laws of the State of Delaware.
Maria Feldman is a citizen of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person
Percent of class: See the response to row 11 of the cover page of each Reporting Person
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Feldman Assaf: /s/ Assaf Feldman, Assaf Feldman, Self (07/30/2025)
- Sundance NYC Holdings LLC: /s/ Assaf Feldman, Assaf Feldman, Manager (07/30/2025)
- Maria Feldman: /s/ Maria Feldman, Maria Feldman, Self (07/30/2025)